Colt Defense LLC
547 New Park Avenue
West Hartford, Connecticut 06110
February 11, 2011
Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Colt Defense LLC and Colt Finance Corp. Registration Statement on Form S-4 Filed January 5, 2011 File No. 333-171547
Dear Mr. Ingram:
     Colt Defense LLC and Colt Finance Corp. (together, the “Company”), has received your letter dated February 1, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 filed on January 5, 2011 (the “Form S-4”) by the Company with the Commission.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form S-4. The Company acknowledges that comments of the Staff regarding the Form S-4 or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.
General
1.	Please have the co-issuer, Colt Finance Corp., file the Form S-4 under its name on EDGAR.
A.	Response: We have included Colt Finance Corp. as a co-issuer and filed with the appropriate codes on EDGAR.
2.	We note that Colt Finance Corp. is a co-issuer of the Notes and you disclose it’s a finance subsidiary. Given this, please amend your filing to provide the disclosure

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

requirements of Rule 3-10(b)(4). Refer to the Note to paragraph (b) of Rule 3-10 of Regulation S-X for guidance.

Response: As you note, Regulation S-X Rule 3-10(b) Item 4 requires a footnote that must include the following disclosure:
(A)	a statement that the issuer is a 100%-owned finance subsidiary of the parent company;

(B)	a statement that the parent company has fully and unconditionally guaranteed the securities;

(C)	the narrative disclosures specified in Rule 3-10(i)(9) of Regulation S-X; and

(D)	the narrative disclosures specified in Rule 3-10(i)(10) of Regulation S-X.
In response to the Staff’s comment, we address each of these disclosure requirements separately as set forth below.
(A)	We will add disclosure to the appropriate footnotes in our next submission of the Form S-4 which will be updated to include full year 2010 financial statements and footnote disclosures in response to the Staff’s comment. See below for the proposed draft disclosure to be included in our fiscal year 2010 financial statements.

(B)	Colt Finance Corp is a co-issuer of the notes, jointly and severally with Colt Defense LLC, its parent company. We will add disclosure to Footnote 4 to the annual financial statements contained in our next submission of the Form S-4 in response to the Staff’s comment. See below for the proposed draft disclosure to be included in our fiscal year 2010 financial statements.

(C)	Regulation S-X Rule 3-10(i)(9) requires narrative disclosure of any significant restrictions on the ability of subsidiaries of the parent company to pay dividends or provide loans to the parent company. There are no restrictions on the ability of our subsidiaries to pay dividends or provide loans to the parent company. We will add disclosure to Footnote 4 to the annual financial statements contained in our next submission of the Form S-4 to make clear that the above disclosure requirements are not applicable in response to the Staff’s comment. See below for the proposed draft disclosure to be included in our fiscal year 2010 financial statements.

(D)	Regulation S-X Rule 3-10(i)(10) requires inclusion of the disclosure prescribed in Regulation S-X Rule 4-08(e)(3) with respect to subsidiary issuers and guarantors. Rule 4-08(e)(3) requires that disclosure be provided on: (i) the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries of subsidiary issuers or subsidiary guarantor to transfer funds to sues issuers or guarantors in the form of cash dividends, loans or advances; and (ii) the separate

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

amounts of any restricted net assets for unconsolidated and consolidated subsidiaries of subsidiary issuers or subsidiary guarantors as of the end of the most recently completed fiscal year. There are no subsidiaries of the Company acting as guarantors of the notes (i.e. no subsidiary guarantors). Accordingly, no disclosure of the type prescribed by Rule 4-08(e)(3) was provided in Note 4 to the annual financial statements or Note 3 to the interim financial statements with respect to the subsidiary guarantors. Colt Finance Corp. is a subsidiary of Colt Defense LLC, and a co-issuer of the notes. Colt Finance has no subsidiaries or restricted assets, which are the subject of the disclosure requirements specified in the (i) and (ii) of that rule. We will add disclosure to the appropriate Footnote to the annual financial statements contained in our next submission of the Form S-4 to make clear that the above disclosure requirements are not applicable in response to the Staff’s comment. See below for the proposed draft disclosure to be included in our fiscal year 2010 financial statements.
Proposed disclosure to be included in our 2010 annual financial statements (new additions to the disclosure have been underlined and only the paragraphs with additional disclosure have been included below):
4. Notes Payable and Long-term Debt
On November 10, 2009, Colt Defense LLC (Parent), our parent company, and Colt Finance Corp, a 100%-owned finance subsidiary of Parent, jointly and severally co-issued $250 million of unsecured Senior Notes (“the Senior Notes”). Concurrently with the issuance of the Senior Notes, we entered into a Senior Secured Credit Facility, consisting of a $50 million revolving credit line (the “Revolver”). Proceeds from the offering of Senior Notes were used to repay the outstanding balances of our then outstanding Senior Secured Credit Facility and Senior Subordinated Notes ($189,281), settle outstanding interest rate swap agreements ($5,395), pay a prepayment premium on our Senior Subordinated Notes ($581), pay bank legal costs associated with the prepayment ($9) and pay financing costs ($12,848). The balances of the proceeds were available for general corporate purposes. No amounts were drawn down against the Revolver. Costs associated with the financing were capitalized and will be amortized over the life of the underlying debt.
Senior Notes
The senior notes are not guaranteed by any of our subsidiaries and do not have any financial condition covenants that require us to maintain compliance with any financial ratios or measurements on a periodic basis. The senior notes do contain covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. Under certain circumstances, we are required to make an offer to purchase our notes offered hereby at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase with the proceeds of certain asset dispositions. In addition, the indenture restricts our ability to pay dividends or make other Restricted Payments (as defined in the indenture) to our members, subject to certain exceptions, unless certain conditions are met, including that (1) no default under the indenture shall have occurred and be continuing, (2) we shall be permitted by the indenture to incur additional indebtedness and (3) the amount of distributions to our unit holders may not exceed a certain amount based on, among other things, our consolidated net income. Such restrictions are not expected to affect our ability to meet our cash obligations for the next 12 months. The indenture does not

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

restrict the ability to pay dividends or provide loans to the Parent or the net assets of our subsidiaries’, inclusive of the co-issuer Colt Finance Corp, which itself has no subsidiaries. Additionally, the senior notes contain certain cross default provisions with other indebtedness, including the senior secured credit facility, if such indebtedness in default aggregates to $20 million or more.
3.	We note that you are registering the 8.75% senior notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
A.	Response: We have separately included a draft of the letter in response to the Staff’s comment.
Registration Statement Facing Page
4.	Please revise the Primary Standard Industrial Classification Code Numbers to codes listed on the SEC’s website. These codes may be found at http://www.sec.gov/info/edgar/siccodes.htm.
A.	Response: We have revised the codes in response to the Staff’s comment.
Overview of Business, page 30
Material Industry Trends and Uncertainties and Company Outlook, page 35
5.	Please describe the contract funding status of amounts included in backlog, e.g. are amounts included in backlog fully funded by the Federal government and other customers, or do you include unfunded amounts. If applicable, include a description of your treatment of ID/IQ contracts for purposes of calculating backlog. On page 64, clarify whether the backlog of $153.6 million represents the “funded backlog” referred to in the same paragraph.

Response: In response to the Staff’s comments, we have revised the language on page 35 of Amendment No.1 to the Form S-4 (“Amendment No. 1”) describing the funded status of our backlog and when we recognize backlog associated with IDIQs.
Performance Measures, page 36
6.	In your adjusted EBITDA footnote disclosure on page 37 you state that you believe adjusted EBITDA provides information that is useful to an investor’s understanding of your liquidity and financial flexibility. Please revise your filing to include a reconciliation of your non-GAAP measure to your cash flows from operating activities.

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

Refer Item 10(e)(1)(i)(b) for guidance. Furthermore, Item (10)(e)(ii)(A) prohibits the exclusion of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA). In this regard, we note you excluded $13.4 million in other expenses. Based on the description it appears that some of the expenses were cash charges. Please quantify how much of the $13.4 million required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner.
A.	Response: We have revised our filing in the footnote (a) on page 36 of Amendment No. 1 to indicate that Adjusted EBITDA is a GAAP measure. Specifically, both measures are not “non-GAAP measures “ as Adjusted EBITDA is the measure of profitability used in our segment disclosures and Adjusted EBITDA Margin as discussed in footnote (b) is a calculation based on the ratio between two GAAP measures. We have considered the guidance contained in SEC Financial Reporting Manual FRM 8120.3 (b) and “Non-GAAP Financial Measures — Compliance and Disclosures questions 104.01 to 104.06. As such, we respectfully submit the revisions and believe these changes clarify that the additional information requested in this comment are no longer applicable. Please advise if further discussion is required.
7.	In your reconciliation of Adjusted EBITDA there is a line item for “other expense, net.” Please separately present gross amounts for offsetting items, where material. Describe the nature and amount of service income from an affiliate in each period presented. Describe the nature and amount of “other lesser charges not related to on-going operations” and describe the criteria you use for determining which charges to include/exclude. For each material component of this adjustment, explain whether it is reasonably likely for such a charge to recur within two years or whether there was a similar charge or gain within the prior two years.
A.	Response: Please see the revisions in Amendment No. 1 and our response above to Comment 6. We respectively submit that the items necessary to reconcile Adjusted EBITDA to Net income/loss are directly derived from the face of our Consolidated Statement of Operations.
Nine Months Ended October 4, 2009, Compared to the Nine Months Ended October 3, 2010, page 39
8.	Provide a discussion here of the status of your contracts and sales of the M4 carbine and related products, with a focus on providing specific, quantified information to enable an investor to see through the eyes of management and understand the potential impact of the expired contract on future operations, expected trends, and differences between reported historical operating results and expectations for the future. It appears a quantification of the amount of sales of the M4 carbine under the

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

expired contract, through foreign military sales, and through other contract vehicles during the reporting periods would be necessary to facilitate such an understanding.
A.	Response: We acknowledge the Staff’s comments. We have revised the disclosure on page 34 to Amendment No. 1 in response to this comment. Note that we respectfully submit that this information is more appropriate for the “Material Industry Trends and Uncertainties and Company Outlook” section of the Management’s Discussion and Analysis and, as such, have added a discussion regarding the status of our contracts and sales of the M4 carbine and related products to this section.
Liquidity and Capital Resources. page 43
9.	You disclose on page 9 that in March 2010 you learned that a large potential contract with an international customer had been delayed and that shipments on that order would not begin before 2011. You state that the timing of that order remains uncertain and further delays are possible. Please update your filing to include a discussion of this matter and any impact to current and/or future liquidity.
A.	Response: We have revised the language on page 42 of Amendment No. 1 in response to the Staff’s comments.
Contractual Obligations and Commitments, page 47
10.	With regard to the Industrial Cooperation Agreements, please tell us whether the requirements to purchase goods and services would result in purchases at rates or terms differing from those available on the general market or otherwise differing from those expected in an arms-length transactions, whether through specifically identified contract terms or arising as a logical consequence of limiting your purchase to vendors in the specific countries. Tell us how you have accounted for costs associated with the Industrial Cooperation Agreements, including transfers of manufacturing technology, incremental costs from the manufacture of products in-country, penalties and other incremental costs.

Response: Under our Industrial Cooperation Agreements, we believe that our requirements to purchase goods and services are aligned with general market practices. We may satisfy our obligations by purchasing goods and services from vendors from the specific country or countries which offer offset reciprocity or by buying and selling our obligations in the open market. There are no requirements to purchase goods or services at rates or terms different from those expected in an arms-length transaction. The purchasing of goods and services to satisfy an offset obligation is accounted for in accordance with our accounting policies and GAAP specific to the type of goods or services purchased. We accrue on our balance sheet an amount equal to an open market purchase for the balance of our outstanding obligation for which we have not specifically identified a settlement activity. As of October 3, 2010, we accrued 3% of our total outstanding obligation, or $811,000, on our balance sheet, based on information obtained from a third party broker and recent transactions.

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

Business, page 52
11.	Please revise to provide information pursuant to Item 101(e) of Regulation S-K.
A.	Response: We have revised the language on page 148 of Amendment No. 1 under “Available Information” in response to the Staff’s comment.
Management, page 68
Officers and Members of Governing Board, page 68
12.	Please revise to provide information pursuant to Item 401(e) of Regulation S-K.
A.	Response: We have reviewed our disclosure in light of the Staff’s comment and respectfully submit that we believe the information contained under “Management” is responsive to Item 401(e) of Regulation S-K. Please advise if the Staff believes that additional disclosure is required and we will revise accordingly.
Summary Compensation Table, page 75
13.	Please revise the table to include information for the full fiscal year in accordance with Item 402(a)(4) of Regulation S-K. Please also provide compensation information for Messrs. Dinkel and Flaherty since they served as your CEO and CFO in 2010. See Item 402(a)(3) of Regulation S-K. Please also include any employment agreements with Messrs. Dinkel and Flaherty in the exhibit index. See Item 601(b)(10)(iii)(A) of Regulation S-K.
A.	Response: We will revise the disclosure in response to the Staff’s comment in connection with our subsequent filing with financial information for fiscal year end December 31, 2010. We understand the Staff may have additional comments upon its review of this modified disclosure.
2010 Outstanding Equity Awards at October 3, 2010, page 77
14.	We note disclosure in the fifth paragraph on page 73 in the section “Equity Incentive Awards” that as of October 3, 2010, 1044 options were vested and unexercised. We also note disclosure of 783 unexercised options in the table on page 77. Please explain why the tabular disclosure is not consistent with the information on page 77.
A.	Response: The total options vested and unexercised as of October 3, 2010, were 783 options awards granted to Mr. Grody. We acknowledge the discrepancy on page 73 in the section “Equity Incentive Awards” and have modified the disclosure.
Principal Members, page 81
15.	Please conform your disclosure to the presentational requirements of Item 403 of Regulation S-K.

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

A.	Response: We have modified the presentation on page 77 in response to the Staff’s comment.
The Exchange Offer, page, 85
16.	Please revise to state that you will issue the new notes promptly after expiration rather than after acceptance. See Securities Exchange Act of 1934 Rule 14e-1(c).
A.	Response: We have revised the disclosure on page 81 in response to the Staff’s comment.
Expiration Date; Extensions; Amendments, page 86
17.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l (g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
A.	Response: We confirm that the offer will be open through midnight on the 20th business day and the offer will remain open for the required full 20 business days. We also confirm that the expiration date will be included in the final prospectus disseminated to all security holders and filed pursuant to Rule 424.
Conditions to the Exchange Offer, page 87
18.	We note that you may determine in your “reasonable” discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.
A.	Response: We have revised the language on page 82 in response to the Staff’s comment.
Description of the Registered Notes, page 94
Subsidiary Guarantees, page 97
19.	We note your disclosure that the notes being registered may be guaranteed by “future Subsidiary Guarantors.” To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations.
A.	Response: We advise the Staff that to the extent additional subsidiaries are added as guarantors to the Notes prior to the expiration of the exchange offering, we

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

will update the Registration Statement as necessary (including updating the facing page, the signatures pages and the financial statements to reflect the additional guarantors) to register the additional guarantees. We currently do not intend to add additional guarantors. We advise the Staff that if additional subsidiaries become guarantors after the expiration of the exchange offering, no registration of the new guarantees will be required because the holders of the notes would not be making a new investment decision and therefore there would be no sale for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended.
Certain U.S. Federal Income Tax Considerations, page 154
20.	You are required to furnish a description of the material federal tax consequences of the transaction, rather than “certain” federal tax consequences. Revise the heading of this section to delete the word “[c]ertain”, and to clarify that this section addresses the material tax consequences of this transaction.
A.	Response: We have modified the presentation on page 145 in response to the Staff’s comment.
21.	We note your disclosure that the summary on the beginning on page 154 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your prospectus. Please revise.
A.	Response: We have modified the disclosure on page 145 in response to the Staff’s comment.
Note 2 — Summary of Significant Accounting Policies, page F-8
Warranty Costs, page F-12
22.	Based on the rollforward provided, it appears you have not made any warranty payments during the three years ending December 31, 2009. Please confirm. Explain the specific underlying basis for the amount of the warranty accrual and the changes in the accrual in each of the years presented and the subsequent interim period.
A.	Response: We acknowledge the Staff’s comment. The costs associated with warranty repairs in the three years presented was insignificant and was netted in the presentation. We incurred no costs to repair products under warranty in 2007 and 2008; however in 2009 we incurred warranty costs of $18,000. We will present these payments on a gross basis in our footnote disclosure in future submissions, if these amounts are material. Provisions for estimated expenses related to product warranties are based on twelve-month historical sales taking into consideration the nature, frequency and average cost of warranty claims. We may also record a specific warranty reserve for specifically identifiable warranty events. The majority of our warranty reserve as of December 31, 2008, 2009 and

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

September 30, 2010 was associated with a specific warranty issue from our discontinued Colt Rapid Mat LLC business. This issue was successfully resolved with the customer in the fourth quarter of 2010. As a result, the reserve was reduced in the fourth quarter of 2010.
Consolidated Statements of Changes in Cash Flows for the Nine Months Ended October 3, 2010, and October 4, 2009, page F-41
23.	Please disclose cash paid for interest and income taxes during the interim periods. Refer to paragraph 25 of ASC 230-10-45.
A.	Response: We have elected to use the condensed presentation of the statement of cash flows permitted by S-X Rule 10-01(a)(4) for interim reporting. As such the disclosures of cash paid for interest and income taxes on an interim basis have been omitted. We also note that Paragraph 25 of ASC Topic 230-10-45 is silent regarding interim disclosure. Respectfully, we submit that the interim disclosures related to cash flows are not a specific requirement for interim periods.
Index to Exhibits, page II-6
24.	Please remove the statement under the “*” at the end of your exhibit index that indicates that certain documents may be filed as an exhibit to a future report filed pursuant to the Securities Exchange Act of 1934.
A.	Response: We have modified the presentation in response to the Staff’s comment.
Exhibit 21
25.	Please revise Exhibit 21 to conform to the requirements of Item 601(b)(21) of Regulation S K and to include all of your subsidiaries.
A.	Response: We have modified the presentation in response to the Staff’s comment.
Signatures, page II-4
26.	Please revise to include the signature of the principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he signs the report. See Instruction (2) of Form S-4.
A.	Response: We have modified the presentation in response to the Staff’s comment.

Gerald R. Dinkel
Colt Defense LLC and Colt Finance Corp.
February 11, 2011

     We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (860) 244-1511 (phone) or (860) 244-1335 (facsimile).

Sincerely,
/s/ Gerald R. Dinkel
Gerald R. Dinkel
Chief Executive Officer and Manager

cc:	Jeffrey Grody Cynthia McNickle William J. Miller, Esq. (Via facsimile 212/378-2500) Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005